Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Changes to Management & Corporate Office Address

Brisbane, Australia, 14 May 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) today announces that it has made a series of key changes to management and the Company’s corporate structure.

Following a broad strategic analysis conducted over the past two months, the Board of Progen has decided to relocate the Company’s corporate office to Melbourne. The Company’s wholly-owned subsidiary manufacturing company, PharmaSynth Pty Ltd, will continue to operate out of its existing facility in Darra, Queensland. The relocation of the corporate office will provide the Company with a platform for more focused engagement with shareholders and corporate partners, as well as assist in attracting quality employees to work with the existing management team in guiding the Company’s next stage of growth.

The Company will provide further details of the new registered office address in Melbourne in due course.

Further, Acting Managing Director of Progen, Mr Heng Tang, has been appointed Managing Director of PharmaSynth Pty Ltd. Mr Tang’s appointment brings strong management and financial experience to the manufacturing arm of Progen. Mr Tang was previously Acting Managing Director of Progen, where he successfully managed the Company through its ongoing development of the landmark anti-liver cancer drug candidate, PI-88, along with Progen’s new anti-cancer drug, PG545.

As a result of these changes, the Board is launching a formal recruitment process for the new Chief Executive Officer of Progen. In the interim, current Non-Executive Chairman of Progen, Mr Jitto Arulampalam, is to take on an executive role in managing the company through this period of change. Mr Arulampalam has offered to take on this role for no remuneration until such time as a candidate for the position of Chief Executive Officer has been appointed.

Executive Chairman Jitto Arulampalam said “These changes represent an important step in Progen’s growth strategy, providing the structural framework for implementation of the Board’s strategic plan for the next few years.”

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About PharmaSynth Pty Ltd

PharmaSynth is one of Australia’s most experienced biopharmaceutical contract manufacturing organisations located in Brisbane. PharmaSynth is licensed by the Australian Therapeutic Goods Administration (TGA) to manufacture active pharmaceutical ingredients from biological sources or synthesis and the Australian Pesticides and Veterinary Medicines Authority (APVMA) for manufacture of veterinary sterile immunological products. PharmaSynth has a local and international client base serving the pharmaceutical, biotechnology and veterinary industries. www.pharmasynth.com.au

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.